SOL STRATEGIES MAY 2026 MONTHLY BUSINESS UPDATE

SOL Strategies closes acquisition of Houdini Swap, reports Q2 2026 financials, and appoints Jon Matonis as Board Chairman

TORONTO, June 3, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, today shared a corporate update for the month of May 2026.

Houdini Swap Acquisition Closed: On June 1, 2026, SOL Strategies closed its previously announced acquisition of HoudiniSwap LLC ("Houdini"), a non-custodial, privacy-focused cross-chain swap aggregator, for a total purchase price of USD $18 million, payable in a combination of cash and common shares. Houdini has processed approximately $2.5 billion in cumulative swap volume since launch and generated approximately USD $13 million in revenue in 2025. The platform maintains integrations with 32 exchange partners, including Jupiter and Solflare on the Solana network.

The cash component of the acquisition was financed through decentralized finance protocols on Solana using the Company's balance sheet, without selling treasury SOL. Full terms are available in the Company's press release here.

With the close, Houdini is now part of SOL Strategies' platform, adding established transactional revenue, multi-chain routing across more than 100 blockchain networks, and an experienced team.

Q2 2026 Financial Results: On May 18, 2026, SOL Strategies released its fiscal second quarter 2026 financial results for the quarter ended March 31, 2026, covering staking and validation revenue, SOL holdings, and operational metrics for the period. Management hosted a live webcast and conference call to review financial and operational performance, provide updates on strategic initiatives, and address investor questions.

● Conference Call Replay - Link

● FY2Q26 Management Discussion & Analysis - Link

Board Appointment: On May 12, 2026 SOL Strategies announced the appointment of Jon Matonis as Chairman of the Board of Directors. Matonis is a founding director of the Bitcoin Foundation with over two decades of experience in financial cryptography and digital currency. He has held executive roles at VISA and VeriSign and has advised blockchain companies across multiple market cycles. He earned his bachelor's degree in Economics from George Washington University.

STKESOL Liquid Staking Platform:

● Total SOL Staked in STKESOL: 624,274 SOL

● Unique STKESOL Holders: 1,353

Validator Network Operations:

● Assets Under Delegation (AuD): 3,649,585 SOL (including treasury stake, liquid stake and third-party delegation)

● Unique Wallets Served: 33,591

● Validator Uptime: 100% across all proprietary validators

● Peak APY Delivered: 5.92% vs. 5.59% network average

● Net SOL earned in May from proprietary validators: 780 SOL

Company Treasury Holdings:

● Total Treasury SOL (including liquid staked SOL): 521,174 SOL (~CAD $57,631,420*)

*Source: Solscan at approximately 10:15AM ET on 06/01/2026
**Based on a SOL/CAD rate of 110.58 as published by Kraken at TIME ET on 06/01/2026
***Validator revenue net of voting costs

Management Commentary

Michael Hubbard, CEO of SOL Strategies, stated: "Closing Houdini was the headline, but what we're really looking at is a business that's been generating real revenue for years, $13 million in 2025 and $2.5 billion in cumulative volume, now operating inside our platform. We funded it without touching treasury SOL. Q2 results showed validator and staking reach continued to grow with the launch of our liquid staking token, STKESOL, and Jon Matonis joining as Chairman adds genuine depth in financial cryptography at a moment when that background is going to count. We're heading into the second half of 2026 with more revenue diversity than we've had at any point in our history, and the fundamentals underneath that are sound."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contacts:
Doug Harris, Chief Financial Officer, 416-480-2488
John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284
Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the anticipated financial and strategic benefits of the HoudiniSwap acquisition, the Company's validator operations, and the Company's strategic initiatives within the Solana ecosystem. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.